UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2020.

	Results announcement date	Ex-dividend date	Record date	Last date for DRIP elections	Payment date
Q1 2020	Wednesday 29 April	Thursday 14 May	Friday 15 May	Wednesday 17 June	Thursday 9 July
Q2 2020	Wednesday 29 July	Thursday 13 August	Friday 14 August	Thursday 17 September	Thursday 8 October
Q3 2020	Wednesday 28 October	Thursday 12 November	Friday 13 November	Monday 21 December	Thursday 14 January 2021
Q4 2020 (Final)	Wednesday 3 February 2021	Thursday 18 February 2021	Friday 19 February 2021	Tuesday 16 March 2021	Thursday 8 April 2021

These dates are indicative and may be subject to change.

Victoria Whyte
Company Secretary

8 January 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 08, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc